

December 29, 2011

Via E-mail
Paul D. Rutkowski
Chief Financial Officer and Treasurer
Polonia Bancorp, Inc.
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania 19006

     Re: **Polonia Bancorp, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed October 24, 2011
              File No. 333-176759

Dear Mr. Rutkowski:

We have reviewed Amendment No. 1 to your registration statement together with your submitted correspondence dated November 28, 2011 and December 15, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 3. FDIC-Assisted Transaction, page F-16

1.   Your response to comment two in your letter dated December 15, 2011 appears to indicate that the loans now accounted for by analogy to ASC 310-30 did not have specific evidence of deterioration of credit quality at the date of acquisition. We believe it is appropriate to analogize to ASC 310-30 for acquired loans where the buyer is unable to identify specific loans within the portfolio for which is it probable at acquisition that the buyer will be unable to collect all contractually required payments receivable but that result in a discount that is attributable at least in part to credit quality. It remains unclear from your disclosures how the acquired loans now accounted for by analogy to ASC 310-30 met these criteria. Please tell us and revise your related disclosures in your next amendment to specifically explain how you determined these loans met the scope requirements to be accounted for pursuant to ASC 310-30 by analogy.

2.   As a related matter, please tell us and revise the related disclosures in your next amendment to explain in detail how you determined, and the procedures you followed to conclude which acquired loans met the scope requirements of and were accounted for pursuant to ASC 310-30 at the date of acquisition, as opposed to those which were initially accounted for pursuant to ASC 310-20 and are now accounted for pursuant to ASC 310-30 by analogy.

3.   We also note your statement that during 2011, the Company completed its evaluation of the acquired loans, and the Company determined that it would not be able to collect all of the contractually required principal and interest payments on other loans in the portfolio which did not have specific evidence of credit quality deterioration. Please tell us the date the Company completed the evaluation of the acquired loans and clarify if the additional evaluation carried out by the Company indicated the Company would be unable to collect all contractually required principal and interest payments as of the acquisition date or some other date. In addition, it would appear that individual loans for which the Company concluded it would be unable to collect all contractually required principal and interest payments would exhibit evidence of deterioration of credit quality since origination. Please explain in further detail how you determined that, upon the completion of the evaluation of the loans which were initially accounted for under ASC 310-20, such loans should not have been accounted for pursuant to ASC 310-30, rather than by analogy.

4.   We also note in comment 2 of your response letter dated December 15, 2011 that you believe that the restatement is the result of further evidence obtained as part of completing your evaluation of the loan portfolio resulting in you changing your conclusion that these loans should be accounted for under ASC 310-30 by analogy, which you consider to be a change in accounting estimate. Based upon the information provided in your response, it appears that the subsequent accounting in 2011 represents the correction of an error pursuant to ASC 250-10-05-4, especially considering your Form 8-K Item 4.02 filed on November 11, 2011 and the guidance in ASC 805-10-25. In this regard, we note that accreting the credit component of the acquisition date fair value adjustment into earnings and offsetting the accretion with a provision for loan losses does not appear to be in accordance with GAAP, and ASC 805-10-25 does not appear to require amendments to previously filed financial statements. Please revise your related disclosures in your next amendment to provide all of the disclosures pursuant to ASC 250-50-7 through 11.

5.   We note the tables provided on pages five and six of your response letter dated December 15, 2011. Please reconcile the amounts of accretable yield for your loan portfolio where you have analogized to ASC 310-30 presented as $10,665,986 on page five and. $10,050,317 on page six in each of these tables, and revise your disclosures in your next amendment accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/ Kathryn McHale for

Mark Webb
Legal Branch Chief